[redacted]

15048697

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

SECURITIES A

Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 CLARENDON STREET
(No. and Street)

BOSTON, MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK RISPOLI (617) 572-6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE, NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK J. RISPOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNATOR INVESTORS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

CARMELA LORUSSO D'AMICO
Notary Public
Massachusetts
Commission Expires Dec 30, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2014
With Report and of Independent Registered Public
Accounting Firm

SIGNATOR INVESTORS, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying statement of financial condition of Signator Investors, Inc. (the Company), as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2015

SIGNATOR INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash	$	762,392
Equity securities - held-for-trading (cost $17,234,362)		17,234,362
Receivable from clearing firms		50,000
Accounts receivable		12,481,254
Due from affiliated companies		391,141
Current tax receivable		3,045,753
Deferred income taxes, net		464,621
Other assets		977,405
Total assets	$	35,406,928
Liabilities		
Accounts payable & accrued expenses	$	3,514,986
Commissions and distribution expenses payable		12,648,863
Due to affiliated companies		2,036,451
Legal contingency		6,599,499
Total liabilities		24,799,799
Shareholder's equity		
Common stock ($1.00 par value; 2,000 shares authorized, 1,001 shares issued and outstanding)		1,001
Additional paid-in capital		13,183,072
Retained earnings / (deficit)		(2,576,944)
Total shareholder's equity		10,607,129
Total liabilities & shareholder's equity	$	35,406,928

See accompanying notes which are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues	
Selling commissions	$ 105,217,476
Rule 12b-1 service fees	40,677,172
Investment advisory service fees	50,776,055
Administration fees	4,279,838
Marketing reimbursement fees	3,288,239
Other revenue	996,608
Total revenues	205,235,388
Expenses	
Selling commissions	94,710,101
Rule 12b-1 service fees	33,590,165
Investment advisory service fees	46,508,118
Other selling, general, and administrative expenses	22,992,741
Legal expenses	14,790,200
Parent company service fees	2,225,574
Total expenses	214,816,899
Income (loss) before income taxes	(9,581,511)
Income tax expense (benefit)	(3,455,631)
Net income (loss)	$ (6,125,880)

See accompanying notes which are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings / (Deficit)	Total Shareholder's Equity
Balance at January 1, 2014	$ 1,000	$ 8,161,217	$ 3,548,936	$ 11,711,153
Net income (loss)	-	-	(6,125,880)	(6,125,880)
Share-based payments	-	21,856	-	21,856
Capital contribution by Parent	1	4,999,999	-	5,000,000
Balance at December 31, 2014	$ 1,001	$ 13,183,072	$ (2,576,944)	$ 10,607,129

See accompanying notes which are an integral part of these financial statements.

SIGNATOR INVESTORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income (loss)	$	(6,125,880)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(231,964)
Change in operating assets and liabilities:		
Net (subscriptions) redemptions of equity securities		(1,487,064)
Accounts receivable		(3,637,759)
Due to/from affiliated companies, net		225,295
Current tax receivable		(3,535,230)
Other assets		(20,750)
Accounts payable and accrued expenses		169,453
Commissions and distribution expenses payable		3,603,704
Legal contingency		5,972,399
Net cash provided by (used in) operating activities		(5,067,796)
Cash flows from financing activities		
Share-based payments		21,856
Capital contributed by Parent		5,000,000
Net cash provided by (used in) financing activities		5,021,856
Net increase (decrease) in cash		(45,940)
Cash at beginning of year		808,332
Cash at end of year	$	762,392

See accompanying notes which are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Organization and Description of Business. Signator Investors, Inc. (the "Company") is a direct wholly-owned subsidiary of John Hancock Financial Network, Inc. ("JHFN" or "Parent"). JHFN is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 (the "Act") and a Securities and Exchange Commission registered investment advisor under the Investment Advisers Act of 1940. The Company was incorporated in the state of Delaware on May 7, 1968. The Company is the retail broker-dealer for JHFN's distribution network of independent firms. The Company offers a full range of variable insurance products, mutual funds, fee-based investment advisory services, and general securities through its registered representatives. In its capacity as an investment adviser, the Company offers financial planning services, managed accounts through programs it sponsors and through third party managed account providers, as well as fiduciary investment advisory services to 401(k) plan sponsors.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts.

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash. Cash includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Equity Securities. The Company classifies its equity securities as held-for-trading and records these securities at fair value. The change in fair value related to held-for-trading securities is included in other revenue in the Statement of Operations. Equity securities primarily include investments in money market registered investment companies.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

- Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

- Level 3 – Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

For the year ending December 31, 2014, cash and equity securities are classified within Level 1 of the fair value hierarchy. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ending December 31, 2014.

Revenue Recognition. Selling commissions are recorded on the trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees are recognized in the period in which the services are performed. Other revenue includes transaction fee and interest income, as well as unrealized gains on securities. Transaction fee income and unrealized gains are recognized in the period in which they occur. Interest income is recognized on an accrual basis. All other types of revenue are recognized when the related services are performed.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to current tax payable. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Future Adoption of Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued a new revenue recognition standard that will supersede virtually all revenue recognition guidance in U.S. GAAP. The new standard clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. Accordingly, the adoption of this standard may impact the Company's revenue recognition and could result in additional financial statement disclosure. The new standard is effective for fiscal years beginning after December 15, 2016. The Company will be required to apply the standard retrospectively, either using a full retrospective or a modified retrospective approach. The Company is assessing the impact of this standard.

Note 2 – Related Party Transactions

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses from Signator Insurance Agency, Inc. ("SIA"). Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Selling Agreement. As a retail broker-dealer, the Company has a Selling Agreement (the "Selling Agreement") with John Hancock Funds, LLC ("Funds, LLC"), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of JHUSA. Under the Selling Agreement, the Company serves as a broker-dealer for the Funds, LLC and provides a retail dealer network using agents of SIA to sell shares of the Funds. The Company received marketing reimbursement fees from Funds, LLC which totaled $392,615 for the year ended December 31, 2014. Of this total, $267,615 is included in marketing reimbursement fees, and $125,000 as a credit in other selling, general, and administrative expenses in the Statement of Operations.

Pursuant to the Selling Agreement, the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $3,150,964 for the year ended December 31, 2014. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled $4,328,693 for the year ended December 31, 2014. These amounts are included in selling commissions, and rule 12b-1 services fees, respectively, in the Statement of Operations.

Distribution Agreements. The Company distributes annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. As part of the distribution agreement, the Company retains a portion of the annuity revenue associated with JHUSA and JHNY. For the year ended December 31, 2014 the Company included $11,144,215 in such selling commissions, and incurred $10,029,794 in related selling commission expenses.

The Company also distributes group annuity and college savings plans issued by JHUSA. For group annuities, the Company received selling commissions that totaled $198,442 and received Rule 12b-1 service fees that totaled $3,652,548 for the year ended December 31, 2014. For college savings plans, the Company received selling commissions that totaled $341,636 and received Rule 12b-1 service fees that totaled $311,265 for the year ended December 31, 2014.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2014 included commissions and Rule 12b-1 service fees revenue due from Funds, LLC, as well as other commission amounts related to group annuities and college savings plans due from JHUSA. It also includes a net receivable from Funds, LLC associated with accrued marketing reimbursement fees due from Funds, LLC less accrued wholesaling training compensation costs due to Funds, LLC.

Due to affiliated companies at December 31, 2014 includes payroll related expenses and other administrative expenses paid on behalf of the Company by JHUSA and/or SIA. Generally, these are settled monthly.

The Company reimburses JHUSA for certain payroll related expenses. Certain payroll related expenses include salaries and benefits, and amounted to $7,711,131 for the year ended December 31, 2014, and are included in other selling, general and administrative expenses in the Statement of Operations.

Additionally, the Company reimburses SIA for other administrative and payroll related expenses. These expenses amounted to $6,127,850 for the year ended December 31, 2014, and are included in other selling, general and administrative expenses in the Statement of Operations.

Other Related Party Matters. During 2014, the Company received a capital contribution from JHFN in the amount of $5,000,000.

Additionally, the Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company in relation to the total floor space occupied by JHUSA. Rent expense amounted to $621,787 for the year ended December 31, 2014 and is included in parent company service fees in the Statement of Operations.

Note 3 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for year ended December 31, 2014 were as follows:

Current taxes		
Federal	$	(3,076,426)
State		(147,216)
Total		(3,223,642)
Deferred taxes		
Federal		(220,912)
State		(11,077)
Total		(231,989)
Total income tax expense (benefit)	$	(3,455,631)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for year ended December 31, 2014 follows:

Tax at 35%	$	(3,353,527)
Add (deduct):		
State income taxes net of federal benefit		(102,890)
Nondeductible expenses, including meals and entertainment		3,204
Prior year taxes		(2,418)
Total income tax expense (benefit)	$	(3,455,631)

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each statement of financial condition date. For December 31, 2014, deferred tax assets and liabilities consisted of the following:

Deferred tax assets:		
IRS assessment interest	$	38,341
Long term bonus		153,915
Legal contingency		286,975
Total deferred income tax assets		479,231
Deferred income tax liabilities:		
Market to market gains on securities		14,610
Total deferred income tax liabilities		14,610
Net deferred tax assets	$	464,621

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Company made federal income tax payments to JHUSA of $233,516 in 2014. The Company also made state income tax payments to MIC of $50,230 in 2014.

The Company's common parent JHFC merged with Manulife Holdings Delaware LLC resulting in a new combined group for 2010 for tax purposes. The returns for the new combined group have not yet been examined.

With respect to the legacy JHFC group, the IRS has completed it examinations of tax years 1997 through 2009. The IRS has issued statutory notices of deficiency relating to issues unrelated to the Company for years 1997 through 2004. JHFC filed a petition in U.S. Tax Court to contest years 1997 to 2001 and the trial was completed in 2011 with final judgment entered on July 22, 2014. The IRS issued Revenue Agent Reports for tax years 2005 through 2009. Protests were filed with respect to disagreed issues unrelated to the Company. The IRS commenced its audit of tax years 2010 through 2013 in September 2014.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general and administrative expenses in the Statement of Operations. During the year ended December 31, 2014 the Company did not have any such interest expense.

Note 4 – Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2014 the Company had net capital, as defined, of $4,675,547. The minimum net capital requirement at December 31, 2014 was $250,000.

Note 5 – Legal Proceedings

Legal Proceedings. The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, and investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company maintains insurance coverage, including errors and omissions and fidelity bond insurance to provide financial protection against certain types of claims. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. The Company records legal accruals and related insurance and counterclaim recoveries on a gross basis.

During 2012, management became aware of unapproved activities involving a former Company representative. On January 18, 2013, the former Company representative was permanently barred from association with any FINRA member firm as a result of his refusal to appear and provide testimony in an investigation by FINRA into allegations that he misappropriated funds from firm customers and conducted undisclosed outside business activities through which he sold unregistered securities products. The Company is responding to a number of regulatory and client inquiries regarding this representative. Specific to this matter, $8,877,887 was recognized as expense in 2014, which includes an accrual of $6,591,200 as of December 31, 2014.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute customer transactions. Such transactions may expose the Company and the clearing broker-dealer to off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Management believes the risk of default by customers will not have a material adverse effect on the Company.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Note 6 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2014 financial statements through February 26, 2015, the date on which the financial statements were issued.

Supplemental Information

Signator Investors, Inc.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of Net Capital	
Total shareholder's equity (from Statement of Financial Condition)	$ 10,607,129
Less: Nonallowable assets:	
Due from affiliated companies	26,660
Deferred selling commissions receivable	1,011,657
Current tax receivable	3,045,753
Other assets	977,405
Deferred income taxes, net	464,621
Accounts receivable	2,177
Non-marketable equity securities	7,279
Total nonallowable assets	5,535,552
Net capital before haircuts on securities positions	5,071,577
Haircuts on securities:	
Investment in equity securities	396,030
Total haircuts on securities	396,030
Net capital	4,675,547
Computation of Alternate Net Capital Requirement	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 250,000
Excess net capital over requirement	$ 4,425,547

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2014.

Signator Investors, Inc.

Schedule II – Statement Pursuant to SEC Rule 15c3-3

December 31, 2014

The Company has claimed an exemption from 17 C.F.R. § 240.15c3-3 under paragraph (k)(2)(ii) of that rule.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Signator Investors, Inc.

We have reviewed management's statements, included in the accompanying exemption report pursuant to SEC rule 15c3-3, in which (1) Signator Investors Services, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(ii)) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2015

197 Clarendon Street, C-8
Boston, MA 02116

Signator Investors, Inc.®
powered by John Hancock Financial Network

Signator Investors, Inc.'s Exemption Report

Signator Investors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii). The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2)(ii) throughout the most recent fiscal year without exception.

Signator Investors, Inc.

I, Frank Rispoli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chief Financial Officer

February 26, 2015

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Signator Investors, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Signator Investors, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Signator Investors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Signator Investors, Inc.'s management is responsible for Signator Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2014 through December 31, 2014 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2014 through December 31, 2014 covered by the Form SIPC-7.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013995 FINRA DEC
Signator Investors, Inc.
197 Clarendon Street, #(C-8)
Boston, MA 02116-5010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank Rispoli 617 572-6715

2. A. General Assessment (item 2e from page 2) $ 31,674

B. Less payment made with SIPC-6 filed (exclude interest) (913)

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $30,761

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Signator Investors, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of Febuary, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$204,047,684
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	111,923
Total additions	111,923
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	191,228,159
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	241,981
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $19,706	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $6,126	
Enter the greater of line (i) or (ii)	19,706
Total deductions	191,489,846
2d. SIPC Net Operating Revenues	$12,669,761
2e. General Assessment @ .0025	$31,674
	(to page 1, line 2.A.)